TENNYSON
NETWORKS LIMITED

02 AUG 19 AM 9:18

August 16, 2002

By Facsimile
0015 1 202 942 9624
2 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02049339

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated August 16, 2002 re Shareholder Update.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Enclosure

8/19

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON NETWORKS LIMITED

Shareholder Update – August 2002

Melbourne, August 16, 2002 – Tennyson Networks Ltd (ASX: TNY) today announced details of its unaudited financial results for the year ended 30 June 2002.

Tennyson achieved sales revenue of $2.5 million for the financial year, of which $1.5 million was recorded in the June half year.

Tennyson chairman, Mr Harvey Parker, said that sales orders received in the June half year exceeded $2 million, which was more than double that received in the December half year period.

"As a result of expanding sales and distribution capability through direct sales and alliance partners, which complemented the efforts of the Tennyson Channel Partners, the sales order book and pipeline progressively grew during the June half year," Mr. Parker said. "However, as is the nature of the industry, there is a timing delay between order receipt and delivery of product. This is reflected in the lower sales revenue figure of $1.5 million in the same period."

Mr. Parker also stated that the company had booked cumulative sales orders of $1.2 million for the months of June and July, most of which would be delivered and reflected in sales revenues in the current financial year. The increased sales figures for the past two months indicate that the steps outlined to shareholders in recent announcements are beginning to have the desired results.

The company expects to report a full year loss of approximately $4.9 million, compared to $12.2 million for the previous corresponding period. This year's result includes a $2.0 million non-cash write-off relating to R&D costs capitalised in prior years.

Mr. Parker said: "In the June 2002 financial year, development costs were expensed as incurred, as such work primarily related to improvements in the functionality and features of products. In the current climate, and following recent events in the USA, the Board decided that it was prudent to write-off these previously capitalised costs."

Tennyson anticipates filing its full year audited results with the ASX and ASIC next month.